UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Optimal Group Inc.
(Name of Issuer)
Class A Common Shares
(Title of Class of Securities)
68388R208
(CUSIP Number)
Richard Yanofsky
770 Sherbrooke Street West, Suite 1700
Montréal, Québec, H3A 1G1
514.738.2079
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68388R208	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS Richard Yanofsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		142,318 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		142,318 (1)

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

142,318 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Richard Yanofsky directly holds 104,926 shares of the common stock and warrants to purchase an additional 37,392 shares of the common stock.

CUSIP No.	68388R208	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS Peter Yanofsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		135,318 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		135,318 (1)

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

135,318 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Peter Yanofsky directly holds 97,926 shares of the common stock and warrants to purchase an additional 37,392 shares of the common stock.

CUSIP No.	68388R208	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS Francis Choi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China

	7	SOLE VOTING POWER

NUMBER OF		237,400 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		237,400 (1)

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,400 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Francis Choi directly holds 171,800 shares of the common stock and warrants to purchase an additional 65,600 shares of the common stock.

CUSIP No.	68388R208	Page	5	of	9 Pages

1	NAMES OF REPORTING PERSONS Eric Lau

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China

	7	SOLE VOTING POWER

NUMBER OF		42,732 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		42,732 (1)

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,732 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Eric Lau directly holds 30,924 shares of the common stock and warrants to purchase an additional 11,808 shares of the common stock.

CUSIP No.	68388R208	Page	6	of	9 Pages

1	NAMES OF REPORTING PERSONS 7293411 Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

None

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 7 of 9 Pages

Item 1.	Security and Issuer
     This Schedule 13D (this “Schedule 13D”) relates to the Class “A” Common Shares, without par value (the “Common Stock”), of Optimal Group Inc., a Canadian corporation (the “Issuer” or “Optimal”). The principal executive offices of Optimal are located at 3500 de Maisonneuve Blvd., West, Suite 800, Montreal, Quebec, Canada, H3Z 3C1.

Item 2.	Identity and Background
     The names of the persons filing this Schedule 13D (collectively, the “Reporting Persons”) are: (i) Francis Choi, (ii) Eric Lau, (iii) Peter Yanofsky, (iv) Richard Yanofsky, and (v) 7293411 Canada Inc.
     The principal business address of Francis Choi is Early Light International Centre No. 9 Ka Fu Close Sheung Shui, NT, Hong Kong. Francis Choi is a citizen of China and his current principal occupation is Chairman, Early Light International (Holdings) Ltd.
     The principal business address of Eric Lau is 92 Granville Road 3/F Energy Plaza Tsimshatsui East Kowloon, HKSAR, China. Eric Lau is a citizen of China and his current principal occupation is Chief Operating Officer, WowWee Group Ltd.
     The principal business address of Peter Yanofsky is 875 Prospect Street, Suite 204A, La Jolla, CA, 92037. Peter Yanofsky is a citizen of Canada and is currently employed as President of WowWee USA Inc.
     The principal business address of Richard Yanofsky is 3500 de Maisonneuve Blvd. West, Suite 800, Montreal, Quebec, Canada, H3Z 3C1. Richard Yanofsky is a citizen of Canada and is currently employed as President of WowWee Canada Inc.
     7293411 Canada Inc., a corporation incorporated under the laws of Canada (the “Offeror”), has not performed any commercial activities other than the pursuit of the acquisition of Optimal. The principal business and office address of the Offeror is: 770 Sherbrooke Street West, Suite 1700, Montreal, Quebec, H3A 1G1.
     None of the Reporting Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     On November 7, 2007, the Company acquired substantially all of the assets of Wow Wee Limited, a Hong Kong-based developer, marketer and supplier of technology-based, consumer robotic, toy and entertainment products, as well as substantially all of the assets of WowWee Marketing, Inc., with offices in California, and Wow Wee Group Company, with offices in Canada (collectively, “WowWee”) from the Reporting Persons (other than the Offeror). Except as described below, as part of the purchase price the Reporting Persons received all of their shares of Common Stock and warrants to purchase shares of Common Stock. In addition to the securities acquired pursuant the WowWee transaction, Richard Yanofsky acquired 7,000 shares of Common Stock through open market purchases. The total consideration used to purchase such shares of Common Stock was US$100,537.
     In connection with its anticipated tender offer, the Offeror has raised certain funds through borrowings. On February 24, 2010, Francis Choi made a US$15,000,000 term loan to the Offeror (the “Loan”). The Loan is granted for a term of five years effective as of the date of the loan agreement. The Loan or any portion thereof outstanding from time to time, shall bear interest as of the date of the loan agreement and until repayment in full at the rate of seven and one half percent per annum, calculated yearly and not in advance, with interest calculated at the same rate on any arrears. The Loan is subject to representations, warranties and covenants customary in these types of financings. The Loan will be secured by a pledge (hypothec) by the Offeror of all of the Shares that it acquires. A total of not less than US$5,000,000 of the Loan will be repaid by the Offeror no later than 40 days following the closing of the offer. The remaining balance of the Loan will be repaid in accordance with the terms and conditions of the loan agreement. The foregoing summary of the loan agreement is not complete and subject in its entirety to the loan agreement attached hereto as Exhibit 1.

Page 8 of 9 Pages

Item 4.	Purpose of Transaction
     The Reporting Persons formed a group for purposes of considering an acquisition of the issued and outstanding shares of Common Stock of Optimal.
     On March 17, 2010, the Offeror and Optimal entered into a support agreement pursuant to which the Offeror agreed to make an offer to acquire, by way of a take-over bid to Optimal’s shareholders, all of the outstanding Common Stock, including shares issuable upon the conversion, exchange or exercise of options and warrants, at a price of US$2.40 per share in cash. The foregoing summary of the support agreement is not complete and is subject in its entirety to the support agreement attached hereto as Exhibit 2.
     In connection with the offer, Neil S. Wechsler, Co-Chairman and Chief Executive Officer, Holden L. Ostrin, Co-Chairman, and Gary S. Wechsler, Chief Financial Officer, of the Company have entered into a settlement agreement with the Offeror pursuant to which they or a corporation controlled by them will acquire all of the outstanding shares of Optimal Merchant Services Inc. (formerly Optimal Payments Corp.), a wholly-owned subsidiary of Optimal, in partial satisfaction of the severance payments that will become owing to them on closing of the transactions contemplated in the support agreement. The foregoing summary of the settlement agreement is not complete and subject in its entirety to the settlement agreement attached hereto as Exhibit 3.

Item 5.	Interest in Securities of the Issuer
     The Reporting Persons beneficially own a total of 405,576 shares of Common Stock and warrants to purchase an additional 152,192 shares of Common Stock, which in the aggregate represent approximately 10.8% of the Company’s outstanding Common Stock. The number of shares of Common Stock and warrants to purchase additional shares of Common Stock as to which each of the Reporting Persons has or shares voting or dispositive authority is set forth in Items 8 and 10 of each of the inside cover pages to this Schedule 13D relating to each such Reporting Person (which are incorporated into this Item 5 by reference).

Item 6.	Contracts, Arrangements, Undertakings or relationships with Respect to Securities of the issuer
     The disclosures set forth under Items 3 and 4 above are incorporated herein by reference. Other than the disclosures set forth in Items 3, 4 and 5 above and the agreements incorporated by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Loan Agreement, dated February 24, 2010, by and among Francis Choi and 7293411 Canada Inc.

Exhibit 2	Support Agreement, dated March 17, 2010, between the Issuer and 7293411 Canada Inc.

Exhibit 3	Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and 7293411 Canada Inc.

Exhibit 4	Agreement as to Joint Filing of Schedule 13D

Exhibit 5	Power of Attorney

Page 9 of 9 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2010	/s/ Richard Yanofsky
Richard Yanofsky

*
Peter Yanofsky

*
Francis Choi

*
Eric Lau

7293411 CANADA INC.
/s/ Richard Yanofsky
By: Richard Yanofsky
	Title:	President

*	The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to a Power of Attorney executed by the above-indicated Reporting Persons and filed herewith as Exhibit 5.

By:	/s/ Richard Yanofsky
Richard Yanofsky, Attorney-in-fact